UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

John Hancock Life Insurance Company (U.S.A.)

File No. 333-153252

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John Hancock Life Insurance Company (U.S.A.) submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a registration statement on Form N-6 filed on December 8, 2008.

Based on representations by John Hancock Life Insurance Company (U.S.A.) that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 99.(26)(g)   through December 8, 2013

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

William J. Kotapish
Assistant Director